

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2012

<u>Via E-mail</u>
Colin T. Severn
Chief Financial Officer
William Lyon Homes
4490 Von Karman Avenue
Newport Beach, CA 92660

> **Re: William Lyon Homes**
> **Registration Statement on Form S-1**
> **Filed August 10, 2012**
> **File No. 333-183249**

Dear Mr. Severn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please include a pro forma statement of operations for the latest fiscal year and most recent interim period to reflect the impact of adopting fresh start accounting. Refer to Rule 11(a)(8) of Regulation S-X. Ensure that your pro forma footnotes show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts.

2. Throughout the prospectus you refer to the fact that you engaged a third-party valuation firm. Supplementally, please tell us what consideration you gave to the applicability of the requirements of Securities Act Rule 436. Please also refer to Securities Act Rules Question 233.02 of the Division's Compliance and Disclosure Interpretations for further guidance.

3. We note on the cover page, and elsewhere in your prospectus, that there is currently no public market for your capital stock. However, we note that you state that the securities may be sold at prevailing market prices at the time of sale. The disclosure relating to a prevailing market price is improper until such a market develops in the United States. Please provide a fixed price until such time as a market for the securities develops in the United States. You should revise your disclosure accordingly throughout your prospectus, including in the Plan of Distribution.

4. We note that you have not filed your Forms 10-Q for the Periods Ended September 30, 2011 and March 31, 2012 and your Form 10-K for the Fiscal Year Ended December 31, 2011. Please tell us supplementally the basis for not filing these periodic reports.

5. Please file all exhibits, including the legal opinion, with your next amendment or as soon as possible. Please understand that we will need adequate time to review these materials.

Prospectus Cover Page

6. Please revise to include the guarantees since they constitute a separate security being offered by the selling securityholders.

7. Please revise your cover page to present the information required by Item 501(b) of Regulation S-K clearly and concisely. The current cover page is overly detailed and does not present the information about the offering clearly for investors. Please also clarify the amount of securities that are being offered pursuant to the registration statement.

Table of Contents

8. Please remove the sentence in the paragraph above the table of contents that advises investors that information is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Prospectus Summary, page 1

General

9. Please include a section in the Prospectus Summary describing the holders of the equity and debt issued in connection with the Plan. In particular, please the holders for each February 25, 2012 issuance of securities. Please also clearly state that General William Lyon and William H. Lyon own 100% of the Class B Common Stock (including disclosure relating to the Class B Warrant) and that Luxor Capital Group LP owns 39% of the Class A Common Stock, 96% of the Class C Common Stock and 95% of the Convertible Preferred Stock.

10. Please disclose the amount of consideration received for the 3,144,000 shares of Class C Common Stock issued to "certain selling securityholders."

11. Please describe the total number of outstanding shares of the company and the percent of total voting power held by the significant shareholders, such as General William Lyon, William H. Lyon and Luxor Capital Group LP. Please also clearly state that the Class B Common Stock is entitled to two votes per share.

12. Please include a diagram of your corporate structure, including showing the ownership of significant securityholders.

Recent Events, page 2

13. Please file any material agreements with Colony Capital, LLC relating to your purchase of real property and the issuance of Class A Common Stock as exhibits to the registration statement.

Risks Affecting the Company, page 2

14. Please disclose in this section the total outstanding principal amount of your debt.

The Offering, page 3

Offering of Capital Stock, page 3

15. Please disclose what the "Conversion Date" will be for conversion of the Class B Common Stock to Class A Common Stock and for the automatic conversion of the Convertible Preferred Stock.

Offering of the Notes, page 6

16. Please disclose that the notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor and that each guarantor subsidiary is 100% owned by William Lyon Homes. Please include this in your Summary section as well and elsewhere that you discuss the guarantors of the Notes. We note the disclosure elsewhere in the prospectus.

Release of Collateral, page 6

17. Please include a complete description of the release provisions applicable to the Notes in the discussion of the Notes in the Business section and under the heading "Release of Collateral" on page 131.

Risk Factors, page 8

Risks Related to Our Indebtedness, page 13

The Company's high level of indebtedness could adversely affect its financial condition . . . , page 13

    18. Please disclose your annual debt service obligation in this risk factor.

Potential future downgrades of our credit ratings . . ., page 15

    19. Please disclose your current corporate credit rating in this risk factor.

Risks Related to Ownership of Our Capital Stock and this Offering, page 17

Concentration of ownership of the voting power of our capital stock . . ., page 17

    20. Please revise this risk factor to disclose the percentage owned by Luxor Capital Group LP. Please also discuss the risks related to the significant ownership interest held by General William Lyon and William H. Lyon, including disclosing the ownership interest and superior voting power held by these securityholders. Please also discuss any significant arrangements with the securityholders, such as their ability to appoint members of the Board.

Other Risks, page 28

Our emergence from Chapter 11 proceedings may limit our ability to offset future U.S. taxable income . . ., page 28

    21. Please disclose the annual limitation that will apply to your ability to offset future U.S. taxable income.

Description of our Business, page 32

General

    22. Please provide the information required by Item 101(e)(4) of Regulation S-K.

Chapter 11 Reorganization

    23. Please expand your disclosure to discuss the events leading up to your Chapter 11 filing and your decision to file for bankruptcy. Please also include a discussion of the material terms of the plan of reorganization, the proceeds of the cash received from the issuance of

the common stock and notes, and the principal amount of outstanding debt both before and after the reorganization.

24. Please describe the holders of the equity and debt issued in connection with the plan, including the previous relationships with such holders, the involvement of such holders in the reorganization, and the significant ownership percentages held by such holders.

Selected Historical Consolidated Financial Data, page 44

25. Please revise your financial data to include earning per share information for your successor statement of operations. Refer to Instruction 2 to Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results….., page 47

Results of Operations, page 49

26. On page 51, you indicate that gross margins percentage, sales and marketing expense, general and administrative expense and net (loss) income are affected by the fresh start accounting. As such, please do not present or discuss the combined results of your predecessors and the successor. It is appropriate to discuss the separate historical results of each of your predecessor and the successor. Please revise your MD&A accordingly.

27. Please revise this section to begin each of your period-to-period discussions with a general overview of the revenues from home sales for each of the periods so that an investor is provided some context for the remainder of the analysis provided in the results of operations.

28. Please revise your discussion to explain the specific factors or business reasons leading to significant changes in your various line items, and analyze and quantify the reasons underlying such changes where the reasons are material and determinable. We note, for example, that there was a significant increase in new home orders and backlog in Arizona during the period ended March 31, 2012, but the reasons for such increases are not discussed. In particular, it is not clear if this significant increase is consistent with general industry demand in the region, or is due to other business reasons. Comments three and four of our letter dated January 20, 2012 relating to the review of your Form 10-K for the Fiscal Year Ended December 31, 2010 raise similar issues, however it does not appear that you have revised your Results of Operation to address these comments. Please revise accordingly.

29. We note that certain of the fluctuations in your period-to-period results are due to changes in product mix. For example, we note that the average sales price of homes closed in the first quarter of 2012 was affected by a change in product mix from higher to lower priced homes. We note similar disclosure in your discussion of backlog on page 63 and average sales price on page 74. Please revise your disclosure to identify the reasons

for the changes in product mix, such as whether the company has redirected its focus or instead whether the change, such as the lower priced homes, is a product of demand and reflection of lower housing prices in general.

Comparison of Years Ended December 31, 2011 and 2010, page 61

Impairment Loss on Real Estate Assets, page 66

30. On page 67, you discuss the details of impairment loss related to land under development and homes completed and under construction incurred and impairment loss related to land held for future development or sold during the year ended December 31, 2010. Please revise your disclosure to provide similar detailed disclosures for the year ended December 31, 2011.

Sales and Marketing Expenses, page 67
General and Administrative Expenses, page 68

31. Please revise your MD&A discussion to include a discussion of sales and marketing expenses and general and administrative expenses as a percentage of revenues.

Financial Condition and Liquidity, page 80

Cash Flows – Comparison of Three Months Ended March 31, 2012 to…., page 86
Cash Flows – Comparison of Years Ended December 31, 2011 and 2010, page 86
Cash Flows – Comparison of Years Ended December 31, 2010 and 2009, page 87

32. In your discussions of operating cash flows for all periods presented, you have listed the components that impacted your cash flows from operations. Please expand this disclosure to also discuss the underlying reasons for changes in these components, with specific discussions of working capital components such as receivables, real estate inventories-owned, other assets, accounts payable and accrued expenses. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Management and Directors, page 95

Board of Directors, page 99

33. In your discussion of the right of certain holders of common stock to appoint or elect directors, please disclose the majority holders of each class of securities. For example, please disclose that General William Lyon and William H. Lyon own 100% of the Class B Common Stock. Please also note that you have not issued any shares of Class D Common Stock.

Executive Compensation, page 107

34. Please revise your disclosure to discuss whether the Compensation Committee considered the company's financial condition and the eventual Chapter 11 filing in setting the compensation for the named executive officers for 2011.

Compensation Philosophy and Objectives, page 107

35. We note your disclosure that the Compensation Committee "consults with outside independent compensation consultants as it deems appropriate" and that it considers "publicly available information on the executive compensation of other major homebuilders." Please clearly state whether you engaged in benchmarking and, if so, please identify the benchmark and its component companies and disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. If you did not engage in benchmarking, please explain how the executive compensation of other homebuilders was used to set compensation amounts. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.

Elements of Compensation, page 107

Annual Bonuses, page 107

36. We note that residential home closings were used as the performance measure to determine payouts pursuant to the 2011 Key Employee Bonus Program. Please disclose the actual performance measures used for each of the NEOs. Please also disclose the actual results achieved by the company and how you evaluated the results to reach the actual payout. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed analysis supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm. See Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

37. Please file a copy of the 2011 Key Employee Bonus Program as an exhibit to the registration statement.

Project Completion Bonus Plan, page 109

38. We note that certain named executive officers are entitled to receive a bonus equal to a percentage of the net profits of "certain" completed projects. Please disclose the types of

projects that are used to determine the bonus for each eligible NEO, such as whether it is based on projects completed in a particular region, or certain other criteria.

Employment Agreements and Severance Benefits, page 110

39. Please file the employment agreements with Mssrs. Zaist, Severn and Doyle as exhibits to the registration statement.

Compensation Decisions in 2012

40. Please include a summary of the material terms of the employment agreements with General William Lyon and William H. Lyon in this section.

Grants of Plan-Based Awards, page 112

41. We note your disclosure that no equity awards were granted during 2011. Please note that the Grants of Plan-Based Awards Table also covers non-equity incentive plan awards, such as payouts under the Key Employee Bonus Program and the Project Completion Bonus Plan. See Item 402(d) of Regulation S-K. Please revise your disclosure to include the Grants of Plan-Based Awards Table.

Potential Payments Upon Termination or Change-In-Control, page 113

42. We note that your disclosure covers termination by the company or resignation by the NEO. Please clarify whether the disclosure covers all payments that would be made for any termination, including, without limitation, a change in control. See Item 402(j) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 114

43. Please disclose the total number of shares of each class that are outstanding, and the total number of shares used to determine the percent of total voting power held by each of the listed securityholders.

Certain Relationships and Related Party Transactions, page 116

Transactions with Certain Beneficial Owners, page 117

44. Please disclose the total consideration paid by Luxor Capital Group LP for the shares issued on February 22, 2012.

Selling Securityholders, page 120

45. We note your statement that information regarding the selling securityholders will be set forth in an amendment to the registration statement or by prospectus supplement. However, it does not appear that you are eligible to omit such information in reliance on Rule 430B of Regulation C. Accordingly, please include the required disclosure about the selling securityholders, including the information required by Item 507 of Regulation S-K, in an amendment to your registration statement.

Description of Capital Stock, page 121

Registration Rights Agreements, page 126

46. Please disclose whether there are any cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your notes. Refer to FASB ASC 825-20-50-1.

Financial Statements

General

47. Please note the updating requirements of Rule 3-12 of Regulation S-X, as applicable.

Consolidated Balance Sheets, page F-3

48. Please revise your stockholders' equity section to adequately label your subtotal related to William Lyon Homes (i.e. parent's) equity, total equity and total liabilities and equity. Please also revise your consolidated Statements of Equity (Deficit) accordingly. Refer to ASC 810-10-45-16, 810-10-55-4I and 810-10-55-4L for guidance.

Consolidated Statements of Cash Flows, page F-6

49. Please separately present the impact of reorganization items on your statements of cash flows for the year ended December 31, 2011, as applicable. Refer to ASC 852-10-45-13.

Note 2 – Chapter 11 Proceedings and Plans of Management, page F-11

Notes to Plan of Reorganization and Fresh Start Accounting Adjustments, page F-15

50. Please expand your disclosures to show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. This should include the specific components that are included in the adjustments.   This disclosure should also indicate how amounts were recorded related to the principal transactions contemplated by the Plan. For instance, we note that

64,831,831 shares of Convertible Preferred Stock and 12,966,366 shares of Class C Common Stock were issued for $60 million in cash. Please explain how the consideration was allocated to these different equity instruments.

Note 3 – Variable Interest Entities and Non-controlling Interests, page F-15

51. You disclosed that if it is determined that you are the primary beneficiary of the VIE, the assets, liabilities, and operations of the VIE are consolidated with your financial statements. Please revise your disclosure to include the following:

- Provide the disclosures required by ASC 810-10-50-5A. Your disclosures should include at a minimum your methodology for determining whether you are the primary beneficiary of a VIE, including, but not limited to, significant judgments and assumptions made. You disclosed that you consider various factors including but not limited to voting rights, risks involvement in the operations of the VIE, ability to make major decisions, and contractual obligations. Please specifically disclose how these significant involvements are considered in determining whether you are the primary beneficiary; and

- We note that you have disclosed the carrying amounts and classification of the VIE's assets and liabilities in the statement of financial position. Please also disclose any qualitative information about the relationship(s) between those assets and liabilities. Refer to ASC 810-10-50-3, ASC 810-10-65-2 or paragraph 26 of ASU 2009-17.

Note 6 – Real Estate Inventories and Impairment Loss on Real Estate Assets, page F-20

52. On page 9, you indicate that you re-set the value of certain land holdings in the early stages of development based on : (i) "as is" development stages of the property instead of a discounted cash flow approach, (ii) relative comparables on similar stage properties that had recently sold, on a per acre basis, and (iii) location of the property, among other factors. Please tell us what consideration you gave to disclosing this methodology here in footnote 6.

Note 7 – Notes Payable and Senior Notes, page F-23

53. On page F-29, you indicate that you own 100% of all of your guarantor subsidiaries. Please also revise your disclosure here to indicate that all guarantees are full and unconditional and joint and several as required by Rule 3-10(d)(2) and (3) of Regulation S-X

54. Please revise to clarify that your condensed consolidating financial statements that you have presented in lieu of guarantor financial statements are audited in accordance with Rule 3-10(d)(4) of Regulation S-X

Note 13 – Subsequent Events (Unaudited), page F-47

55. You disclose that your subsequent events footnote is unaudited. However, on page F-2, we note that your audit report was dated August 9, 2012. We also note that many of the unaudited items in footnote 7 and footnote 13 relate to the new debt that was issued on February 24, 2012. Please advise. Also, please clarify whether the information on page F-28 regarding your 12% senior subordinated secured notes due 2017 is audited or unaudited.

Warrants, page F-49

56. The second paragraph appears to discuss subsequent events and not warrants. Please revise or advise accordingly. Please also disclose the date through which your subsequent events have been evaluated and disclose whether this date is the date the financial statements were issued or the date the financial statements were available to be issued. Please also revise your disclosure on page F-90 to disclose the actual date through which your subsequent events were evaluated. Refer to ASC 855-10-50-1.

Financial Statements – March 31, 2012

General

57. Please address the above comments in your interim financial statements as well, as applicable.

Exhibits

58. We note that you incorporate the Amended Term Loan, Exhibit 10.13, by reference to a previously filed Exchange Act filing. However, it does not appear that you filed all the exhibits and schedules to this agreement when you initially filed it. If these exhibits and schedules have been filed previously, please advise us as to where they are located. Otherwise, in your next amendment please file the full Amended Term Loan Agreement, including all exhibits and schedules. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or Jeanne Baker, Staff Accountant, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Michael Treska, Esq. (*via E-mail*)
        Latham & Watkins LLP